Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

September 26, 2016

VIA EDGAR AND HAND DELIVERY

Pamela Long

Assistant Director

AD Office 6 – Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GTY Technology Holdings Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted August 23, 2016

CIK No. 0001682325

Dear Ms. Long:

On behalf of our client, GTY Technology Holdings Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated September 19, 2016, relating to the Company’s Draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 23, 2016 (the “Draft Registration Statement”).

The Company has filed via EDGAR its Registration Statement on Form S-1 (“Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Draft Registration Statement.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Form S-1 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

September 26, 2016 Page 2

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

2.	Please confirm that your cover page will be limited to one page, as required by Item 501 of Regulation S-K.

Response: The Company confirms that the cover page of the prospectus will be limited to one page, as required by Item 501 of Regulation S-K.

3.	Please monitor your requirement to provide updated financial information in accordance with Rule 3-12 of Regulation S-X.

Response: The Company confirms that it will monitor its requirement to provide updated financial information in accordance with Rule 3-12 of Regulation S-X.

Notes to Financial Statements, page F-7

4.	Please disclose the actual date through which subsequent events have been evaluated. Please also disclose whether that date is the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1 for guidance.

Response: The Company has revised the disclosure on page F-14 to disclose the actual date through which subsequent events have been evaluated and to disclose that such date is the date the financial statements were available to be issued.

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely yours,

/s/ Joel L. Rubinstein

Joel L. Rubinstein